UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-156409

Ad Systems Communications, Inc.

(Exact name of registrant as specified in its charter)

495 State Street, Suite 459

Salem, OR 97301

(971) 239-4166

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	.
Rule 12g-4(a)(2)	.
Rule 12h-3(b)(1)(i)	.
Rule 12h-3(b)(1)(ii)	.
Rule 15d-6	X .

Approximate number of holders of record as of the certification or notice date:  31

Pursuant to the requirements of the Securities Exchange Act of 1934, National Automation Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  November 1, 2012

Ad Systems Communications, Inc.,

a Nevada corporation

  /s/  Joseph M. Heil

By:

Joseph M. Heil

Its:

Director